



RECEIVED

2005 MAR 11 A 11: ??

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05006474

SUPPL

March 10, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - March 10, 2005 - (Press Release – Agricore United First Quarter Sales Reflect Industry Optimism)
   - March 10, 2005 - (MD&A – First Quarter Report for the Quarter Ended January 31, 2005)
   - March 10, 2005 - (Press Release - Agricore United Declares Quarterly Dividends)
   - March 10, 2005 – (Certification of Interim Filing signed by – Brian Hayward, CEO)
   - March 10, 2005 – (Certification of Interim Filing signed by – Peter Cox, CFO)

Yours very truly,

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Form 52-109F2 – Certification of Interim Filings

I, Brian Hayward, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: March 10, 2005

Brian Hayward
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Peter G. M. Cox, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: March 10, 2005

Peter G. M. Cox
Chief Financial Officer



AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

March 10, 2005 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on May 16, 2005 to shareholders of record at the close of business on April 15, 2005.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com



AGRICORE UNITED FIRST QUARTER SALES REFLECT INDUSTRY OPTIMISM

March 10, 2005 (Winnipeg) – Agricore United sales of crop nutrients, crop protection products and seed increased by $13 million (or 22 percent) in the first quarter of the year compared to the same time last year. First quarter Crop Production Services sales are typically less than 10 percent of annualized sales. Nonetheless, this year's increase, coupled with a 22 percent increase in unrecorded prepaid sales over last year, signals farmer optimism for the upcoming growing season. Grain shipments increased by 10 percent for the three months ending January 31, 2005 with Agricore United handling 2.5 million tonnes, or 35 percent of industry grain shipments. Livestock feed sales also increased by 34,000 tonnes or 15% compared to 2004.

"The good news is that people in the industry, especially farmers, appear to be optimistic about the coming season," says Brian Hayward, Chief Executive Officer. "We know moisture levels are good going into the planting season, and already many of Agricore United's canola, Linola ® and wheat seed varieties are fully subscribed." Hayward says that improvements in the livestock services side of the business are also encouraging given the continuing uncertainty of U.S. trade sanctions.

Gross profit and net revenue from services for Grain Handling and Livestock feed sales increased $9 million or 15 percent over 2004 due to both increased volumes and improved margins. Livestock Services gross profit also reflected improved market conditions for swine sales in recent months. Retail fertilizer tonnes sold in the quarter (and constituting over 90 percent of Crop Production Services sales) increased by 6 percent at improved margins. However, a change in accounting estimate implemented by the Company in 2005 affected the timing of gross profits realized from its fertilizer joint venture and resulted in lower gross profits in the first quarter, that will be offset by an equivalent increase in gross profits in the second and third quarters as fertilizer sales to retail customers are completed. As a result, consolidated gross profit and net revenue from services increased marginally to $81.3 million for the quarter ended January 31, 2005.

Operating, General and Administrative (OG&A) expenses increased over the same quarter last year by $13 million, including the effect of a $4.5 million property tax recovery which reduced expenses in January last year. Changes in timing of certain expenses in the current year, annualization of costs such as insurance programs and an increase of about three percent in underlying costs also contributed to higher expenses in the first quarter. After adjusting for last year's property tax recovery, the Company expects any increase in overall OG&A expenses for fiscal 2005 to increase consistent with the rate of inflation. The higher expense for the first quarter, however, resulted in a net loss of $19.5 million or $0.44 per share for the period, $5.9 million higher than the loss of $13.6 million or $0.31 per share for the first quarter of 2004.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

FIRST QUARTER
REPORT FOR THE QUARTER ENDED JANUARY 31, 2005

SEC File No. 82-34725

Q1 Highlights

- **Higher Grain Handling Volumes and Margin per Tonne** – The Company's grain handling volume for the quarter ended January 31, 2005 increased by 228,000 tonnes (or 10%) compared with an increase in industry shipments of 334,000 tonnes (or 4.9%). The average margin per tonne increased to $20.85 per tonne compared to $20.55 per tonne for the same quarter last year.

- **Higher Crop Nutrient Sales and Margin** – Crop Production Services ("CPS") sales of crop nutrients, crop protection products and seed increased $12.8 million to $70.1 million for the quarter ended January 31, 2005. The average crop nutrition retail margin per tonne improved 21% compared to the same quarter in 2004.

- **Higher Feed Tonne Sales and Margin** – The Company's feed sales increased by 34,000 tonnes (or 15%) while the average margin increased to $45.85 per tonne for the quarter ended January 31, 2005 from $43.97 per tonne for the same quarter last year.

- **Change in Accounting Estimate for Deferred Gross Profit** – During 2005, the Company modified its estimate of deferred gross profit on fertilizer products sold by its joint venture, Western Cooperative Fertilizers Limited ("Westco"), to the Company and still held by the Company pending sale to third parties. The increase in the Company's $14 million deferral of Westco gross profit as at January 31, 2005 (without restating prior periods) decreased the gross profit reported in the first quarter and will be offset by higher gross profit reported in the Company's second and third quarters.

- **Operating, General & Administrative ("OG&A") Expenses** – OG&A expenses for the quarter ended January 31, 2005 increased by $12.6 million over the same quarter last year due to a non-recurring property tax recovery that reduced fiscal 2004 expenses by $4.5 million, changes in timing of certain expenses, an increase in operational activity associated with higher revenue and inflationary increases of about 3%. After adjusting for last year's property tax recovery, the Company expects fiscal 2005 OG&A expenses to increase over fiscal 2004 consistent with the rate of inflation.

- **Lower EBITDA and EBIT** [1] – The non-inflationary increases in OG&A expenses for the quarter exceeded the improvement in gross profit from Grain Handling, Crop Production Services and Livestock Services – compounded by the change in accounting estimate affecting deferred profits on inter-company fertilizer sales.

Consolidated Financial Results

The following Management's Discussion and Analysis ("MD&A") as at March 10, 2005 is based on the accompanying financial information that has been prepared using Canadian GAAP. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

---

[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

Crop Production Services

Sales of crop nutrients, crop protection products and seed increased by $12.8 million to $70.1 million for the quarter ended January 31, 2005 compared with the same period in 2004, although typically sales in this quarter represent less than 10 percent of annualized sales. Fertilizer tonnes sold in the latest quarter increased 6.4% over the volume sold during the same quarter in 2004. As in the prior year, sales of seed and crop protection products were relatively modest for the three months ended January 31, 2005.

While the Company does not record sales until products are delivered or services are rendered to customers, deferred sales revenue (prepaid sales not yet delivered) amounted to $136.4 million at January 31, 2005 compared to $111.8 million at January 31, 2004. This increase in recorded as well as deferred sales resulted from both fertilizer sales delayed from the quarter ended October 31, 2004 (due to the late harvest and unfavourable weather conditions) and producers accelerating seed purchasing decisions compared to 2004. The current supplies of many of the Company's canola, linola and wheat seed varieties are fully subscribed for and the Company is continuing to secure additional supplies to meet customer demand. Other sales and revenue from services for the quarter ended January 31, 2005 decreased by $492,000 compared to last year due primarily to lower seed processing revenue.

In accordance with its existing accounting policy, the Company defers the recognition of gross profit from inter-company sales until product is sold to a third party. During 2005, the Company modified its estimate of deferred gross profits on fertilizer products sold by its subsidiary, Westco, to the Company and still held by the Company pending sale to third parties. This change in estimate increased deferred gross profit from Westco by $8.4 million for the quarter ended January 31, 2005 to $14 million, reducing gross profit and net revenue from services for the quarter to $13.3 million, or $7.6 million lower than the same quarter last year. Since the sale of fertilizer to third parties is substantively complete by the Company's third quarter ending July 31, as existing prepaid sales and future sales of fertilizer are completed, the effect of the change in estimate will decrease prospectively the recognition of gross profit in the first quarter and increase the recognition in the Company's second and third quarters by offsetting amounts.

In accordance with GAAP, this change in accounting estimate has been applied on a prospective basis commencing with the current quarter ended January 31, 2005, without restating prior periods. However, in order to provide comparative information using the same basis of estimation, the following table indicates the pro forma[2] effect only of this change in accounting estimate on fiscal 2004 earnings.

Pro forma Financial Information
For the 2004 quarters ended (in thousands)
(Unaudited)

Increase (decrease) in Gross Profit, EBITDA, EBIT	January 31	April 30	July 31	October 31
Quarter-to-date	$ (10,316)	$ 2,054	$ 7,824	$ 1,070
Year-to-date	(10,316)	(8,262)	(438)	632

Had the Company's current estimation procedure been applied in fiscal 2004, gross profit for the quarter ended January 31, 2004 would have been reduced by $10.3 million and increased by $2.1 million and $7.8 million in each of the second and third quarters of fiscal 2004, respectively. The impact of applying the change in estimate to fiscal 2004, while not material, would be to understate gross profit, EBITDA, EBIT and pre-tax earnings for fiscal 2004 by $632,000.

[2] *The pro forma adjustments and financial information (which adjustments have been applied and which financial information has been presented on a non-GAAP basis) have been provided to assist investors in comparing results between periods after giving effect to the Company's modification of its estimate of deferred gross profits on fertilizer products sold by its subsidiary, Westco. The 2004 financial results for the Company have been adjusted on a pro forma basis to show the Company's financial results as if the modification of its estimate of deferred gross profits, applied prospectively in accordance with GAAP beginning in 2005, had been applied in fiscal 2004.*



Crop Production Services

For the periods ended January 31 (in thousands) *(Unaudited)*	*Three Months* 2005	2004	*Change in Estimate*	*Pro forma 2004*
Gross profit and net revenue from services	$ **13,268**	$ 20,927	$ (10,316)	$ 10,611
Operating, general and administrative expenses	**(25,452)**	(21,963)	-	(21,963)
EBITDA	**(12,184)**	(1,036)	(10,316)	(11,352)
Depreciation & amortization	**(4,866)**	(4,990)	-	(4,990)
EBIT	$ **(17,050)**	$ (6,026)	$ (10,316)	$ (16,342)
Operating Highlights				
Seed, Crop Nutrition, Crop Protection & related product Sales	$ **70,080**	$ 57,276		$ 57,276
Margin *(% of Sales)*	**18.9%**	36.5%		18.5%

Gross profit and net revenue from services for the three months ended January 31, 2005 increased $2.7 million compared to the pro forma results for the same quarter last year. The average crop nutrition retail margin per tonne (excluding Westco) for the quarter ended January 31, 2005 improved 21% compared to the same quarter in 2004. The Company also realized higher gross profit on fertilizer sales from its proportionate share in Westco. Margins on seed and crop protection product sales remained consistent with the prior year. Other net revenue decreased modestly in the quarter, associated with lower seed processing revenue.

CPS OG&A expenses of $25.5 million for the three months ended January 31, 2005 increased by $3.5 million, comprised of a $907,000 increase in advertising and promotion costs (associated with an advanced marketing campaign in the current year), a $606,000 increase in the Company's consolidated share of Westco OG&A expenses (largely reflecting increased costs associated with Westco's adoption of the CICA accounting policy change concerning asset retirement obligations), a $293,000 increase related to advanced seed germination testing and varietal seed development costs, and a $976,000 increase in payroll costs. As a result, compared to the prior year, CPS EBITDA declined by $11.1 million to a loss of $12.2 million for the quarter ended January 31, 2005. A modest reduction in depreciation and amortization expenses contributed to an EBIT loss of $17.1 million, $11 million higher than the $6 million EBIT loss reported for the same quarter last year.

Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of 7.2 million tonnes of the six major grains (wheat, barley, oats, canola, flax, peas) for the three months ended January 31, 2005, an increase of 334,000 tonnes (or 4.9%) over the same period in 2004. By comparison, Agricore United handled 2.5 million tonnes in the quarter ended January 31, 2005, an increase of 228,000 tonnes (or 10%) over 2004. The increase in Company shipping was entirely related to increased shipments of Canadian Wheat Board ("CWB") grain. The ratio of Company to industry grain shipments of 34.8% for the quarter, unchanged from the Company's fiscal year ended October 31, 2004, increased from a market share of 33.1% for the same quarter last year.

The Company handled 1.4 million tonnes of grain through its port terminals in Vancouver and Thunder Bay during the three months ended January 31, 2005 (2004 – 1.2 million tonnes) representing an increase of 200,000 tonnes (or 16.9%). The ratio of terminal handle to the Company's grain shipments of 55.5% for the quarter increased 3.3% over the same period in 2004.

Grain Handling

For the periods ended January 31 (in thousands)	Three Months	
(Unaudited)	**2005**	2004
Gross profit and net revenue from services	**$ 51,892**	$ 46,459
Operating, general and administrative expenses	**(38,431)**	(30,749)
EBITDA	**13,461**	15,710
Depreciation & amortization	**(7,775)**	(7,972)
EBIT	**$ 5,686**	$ 7,738
Operating Highlights		
Industry shipments *(tonnes)*	**7,158**	6,824
Grain shipments - country elevators *(tonnes)*	**2,489**	2,261
Terminal Handle *(tonnes)*	**1,381**	1,181
Market share *(%)*	**34.8%**	33.1%
Margin *($ per grain tonne shipped)*	**$ 20.85**	$ 20.55

Grain handling gross profit and net revenue from services of $51.9 million ($20.85 per tonne) for the latest quarter compares with $46.5 million ($20.55 per tonne) for the same period in 2004, an increase of $5.4 million reflecting increases in both tonnes handled and a $0.30 per tonne increase in margin. Commodity margins per tonne strengthened in the quarter primarily due to a higher proportion of grain handled through the Company's port terminals, offset by lower port terminal margin per tonne due to the timing of periodic inventory weighover results.

Grain handling OG&A expenses of $38.4 million for the quarter ended January 31, 2005 increased $2.6 million (or 7.3%) over 2004, excluding the effect of $5.1 million of non-recurring expense recoveries in the same quarter last year. Non-recurring expense recoveries in the same quarter last year included $4.5 million from property tax reassessments related to the Company's port terminals in Thunder Bay as well as credit expense recoveries of $577,000. The expense increase of $2.6 million included $834,000 of credit expenses (including bad debt provisions), $499,000 increased utilities costs associated with increased grain drying revenues, $748,000 of increased risk and insurance costs (primarily related to the Company's integrated insurance program which commenced January 1, 2004), and $523,000 in increased payroll and benefit costs.

As a result, despite a $2.8 million improvement in Grain Handling EBITDA for the quarter, overall EBITDA declined $2.2 million to $13.5 million due to the absence this year of last year's non-recurring expense recoveries. Depreciation and amortization expenses of $7.8 million for the three months ended January 31, 2005 decreased modestly from the $8 million incurred in the same period last year. Consequently, Grain Handling EBIT of $5.7 million for the latest quarter declined by $2.1 million over the same quarter in 2004.

Livestock Services

Feed sales of $55.8 million ($216 per tonne) for the quarter ended January 31, 2005 increased modestly from sales of $54.4 million for the same period last year, due to increased tonnes sold. As a result of the expanded availability of increasingly inexpensive feed inputs, sales prices in the current period declined $26 per tonne over the same quarter last year. Feed prices tend to fluctuate in response to underlying input costs and accordingly, the profitability of feed manufacturing tends to be more closely correlated to tonnes sold rather than gross sales revenues.

The Company sold 258,000 tonnes of feed and ingredients in the quarter ended January 31, 2005, an increase of 34,000 tonnes (or 15.2%) over the 224,000 tonnes sold in the quarter ended January 31, 2004. The increase in manufactured feed sold reflects the relative strength of western Canada's hog, poultry and dairy markets, the annualization of the purchase of Vertech Feeds Ltd. in February 2004, as well as the increased number of beef cattle on feed in anticipation of relaxed restrictions on the export of Canadian live cattle to the United States originally scheduled for March 7, 2005.



Livestock Services

For the periods ended January 31 (in thousands)	*Three Months*	
(Unaudited)	**2005**	2004
Gross profit and net revenue from services	**$ 13,838**	$ 10,594
Operating, general and administrative expenses	**(8,767)**	(8,015)
EBITDA	**5,071**	2,579
Depreciation & amortization	**(1,058)**	(813)
EBIT	**$ 4,013**	$ 1,766
Operating Highlights		
Livestock Services Feed Sales *(tonnes)*	**258**	224
Feed Margin *($ per feed tonne sold)*	**$ 45.85**	$ 43.97
Gross profit and net revenue from services - non-feed	**$ 2,008**	$ 744

Gross profit of $13.8 million (2004 - $10.6 million) included $11.8 million ($45.85 per tonne) from feed tonnes sold for the three months ended January 31, 2005, an improvement of $2 million over gross profit of $9.8 million ($43.97 per tonne) from feed tonnes sold in the same period last year.

Swine sales of $16.9 million for the latest quarter increased by $5.3 million (or 45%) over the same quarter last year, reflecting continued strength in hog prices and demand in spite of duties imposed by the United States on the import of Canadian hogs. Swine sales gross profit of $1.6 million increased by $1.5 million compared to the same quarter in 2004. Earnings from the Company's investment in The Puratone Corporation increased by $601,000 to $398,000 for the quarter ended January 31, 2005, offset by an $854,000 decline in the Company's other revenues such as freight, interest earned and gains and losses on futures contracts.

As a result, Livestock Services gross profit and net revenue from services increased $3.2 million for the quarter ended January 31, 2005 to $13.8 million. OG&A expenses increased $752,000, including $499,000 in increased U.S. hog duties and $460,000 in higher payroll costs associated with increased feed manufacturing activity (including costs associated with Vertech Feeds Ltd. acquired in February 2004). Depreciation and amortization expenses increased $245,000 to $1.1 million, associated with the Company's new replacement feed mill opened near Edmonton in August 2004. Despite these expense increases, EBIT increased $2.2 million in the quarter ended January 31, 2005 to $4 million from $1.8 million for the same period in 2004.

Financial Markets and Other Investments

Financial Markets revenue from Agricore United Financial ("AU Financial") and Unifeed Financial increased $313,000 for the latest quarter to $2.1 million. Credit recoveries of $130,000 for the quarter were $225,000 lower than in the same quarter in 2004 as the level of receivables retained by the Company steadily declines. Earnings from equity investments in Canadian Pool Agencies and Pool Insurance Company declined by $1.2 million offset by a $496,000 improvement in other miscellaneous revenues.

Financial Markets and Other Investments

For the periods ended January 31 (in thousands)	*Three Months*	
(Unaudited)	**2005**	2004
Gross profit and net revenue from services	**$ 2,254**	$ 2,892
Operating, general and administrative expenses	**(1,326)**	73
EBITDA	**928**	2,965
Depreciation & amortization	**(46)**	(20)
EBIT	**$ 882**	$ 2,945

OG&A expenses increased $1.4 million for the quarter ended January 31, 2005 to $1.3 million, reflecting an increase in the timing of indemnity provisions of $947,000 and a $426,000 increase in the cost of credit adjudication associated with the introduction of Unifeed Financial and the advanced timing of credit adjudication associated with AU Financial.


Agricore
United

As a result, the increase in OG&A expenses, coupled with the decline in miscellaneous revenues, contributed to a $2 million reduction in EBITDA to $928,000 for the quarter ended January 31, 2005. Modest depreciation and amortization expenses of $46,000 resulted in EBIT for Financial Markets and Other Investments of $882,000 for the latest quarter.

Corporate Expenses

Corporate OG&A expenses decreased $746,000 (or 7.9%) for the quarter ended January 31, 2005 to $8.7 million, including a $373,000 reduction in rent and property taxes resulting from the disposition of leased properties in Calgary and Winnipeg in 2004. A $358,000 reduction in depreciation and amortization expenses for the latest quarter compared to the same period last year resulted in a $1.1 million improvement in total Corporate expenses to $10.5 million.

Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services increased $10.7 million (15.2%) over last year on a pro forma[3] basis due to increased grain shipments at improved margins and higher sales of crop inputs. A change in accounting estimate for CPS implemented on a prospective basis in the latest quarter limited the increase in gross profit and net revenue from services for the Company to $380,000.

Selected Consolidated Financial Information

For the periods ended January 31 (in thousands)	Three Months		Change in	Pro forma [3]
(Unaudited)	**2005**	2004	Estimate [3]	2004
Gross profit and net revenue from services	$ **81,252**	$ 80,872	$ (10,316)	$ 70,556
Operating, general & administrative expenses	**(82,712)**	(70,136)	-	(70,136)
EBITDA	**(1,460)**	10,736	(10,316)	420
Depreciation & amortization	**(15,534)**	(15,942)	-	(15,942)
EBIT	**(16,994)**	(5,206)	(10,316)	(15,522)
Gain (loss) on disposal of assets	**(5)**	75	-	75
Interest & securitization expenses	**(12,947)**	(14,473)	-	(14,473)
	(29,946)	(19,604)	(10,316)	(29,920)
Recovery of income taxes	**10,462**	5,978	3,714	9,692
Loss for the period	$ **(19,484)**	$ (13,626)	$ (6,602)	$ (20,228)

OG&A expenses for the quarter increased by $12.6 million (17.9%) from the same period last year to $82.7 million. The absence of non-recurring expense recoveries realized in the prior year accounted for $5.1 million of the increase. Other expense increases include $3.4 million from expense timing (including $1.8 million related to timing of indemnity provisions), $1.5 million related to underlying increases in activity and $375,000 related to annualization of expenses such as risk and insurance costs. Other costs, including general payroll adjustments for the quarter, increased $2.3 million over the same quarter last year. The weighted average equivalent full-time ("EFT") staff [4] of 2,790 for the 12 months ended January 31, 2005 increased modestly over the 2,788 EFTs at October 31, 2004 and 1.9% over the 2,739 EFTs at January 31, 2004.

The latest quarter's depreciation and amortization expenses of $15.5 million declined modestly from $15.9 million for the same quarter last year.

The EBIT loss of $17 million for the quarter ended January 31, 2005 increased by $11.8 million compared to the EBIT loss of $5.2 million for the same quarter last year. The Company's prospective change in accounting estimate defers the recognition of a portion of CPS margin to later quarters. As a result, the EBIT loss for the quarter would have only increased by $1.5 million compared to 2004 had the change been applied to 2004 on a pro forma basis.

[3] *See Footnote 2 concerning the inclusion of pro forma adjustments and financial information for the comparative quarter for fiscal 2004.*

[4] *Including staff related to its wholly owned subsidiaries and joint venture in Cascadia Terminal.*


Agricore
United

Gain on Disposal of Assets

The nominal loss on disposal for the quarter ended January 31, 2005 and the gain on disposal of $75,000 for the same quarter last year reflects the disposition of assets in the normal course of business. Proceeds on disposition of $1.4 million for the latest quarter exceeded proceeds on disposition of $867,000 for the same quarter in 2004.

Interest & Securitization Expenses

Interest and securitization expenses decreased $1.5 million (or 10.5%) for the three months ended January 31, 2005 to $12.9 million, comprised of $8.2 million of interest on long-term debt, $2.4 million of interest on the 9% convertible unsecured subordinated debentures (the "Debentures"), $2.2 million on short-term debt, $320,000 in securitization expenses and other charges net of capitalized interest of $272,000, offset by $447,000 in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Short-term interest costs for the quarter declined $915,000 compared to last year as a result of a $70 million reduction in average short-term indebtedness for the latest quarter to $145 million compared to $215 million for the same quarter in 2004. Capitalized interest related to capital expenditures declined by $203,000 to $76,000 for the quarter ended January 31, 2005.

The average value of grain inventory held on behalf of the CWB of $47 million for the three months ended January 31, 2005 declined by $7 million (or 13%) compared to the same period last year due to year-over-year reductions in the price of CWB grain purchased. Commensurate reductions in the average value of CWB grain securitized of $43 million were the primary reason for the $128,000 reduction in related securitization expenses. Carrying charges recovered in the latest quarter from the CWB in respect of grain purchased on its behalf increased $126,000 over the same quarter in 2004.

Income Taxes

The Company's effective tax recovery rate on the pre-tax loss was 34.9% for the quarter ended January 31, 2005 (2004 – 30.5%). The lower tax recovery rate for the prior year reflects the effect of the federal Large Corporation Tax (which effectively levies a flat tax rate on capital employed at the end of the year).

As at January 31, 2005, the Company had loss carry-forwards of about $357 million (2004 - $323 million) available to reduce income taxes otherwise payable in future years, with about $172 million (2004 - $174 million) expiring between October 2008 and 2010. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. Accordingly, the Company has not recorded a valuation allowance related to these assets.

Note 18 to the Company's audited annual financial statements for the year ended October 31, 2004, outlined a contingency for a tax dispute involving an investee (Canadian Fertilizers Limited or "CFL") of the Company's joint venture Westco. CFL has since received correspondence from the Canada Revenue Agency confirming that the matters giving rise to the tax dispute affecting CFL's taxation years 1997 to 2000 have been resolved with no impact on its shareholders.

Loss for the Period

The loss of $19.5 million ($0.44 basic and diluted loss per share) for the quarter ended January 31, 2005 was $5.9 million higher than the loss of $13.6 million ($0.31 basic and diluted loss per share) in 2004. Per share calculations increase the loss by $276,000 (2004 - $276,000), being the *pro rata* cost of the annual preferred share dividend.

If the change in accounting estimate described under "Consolidated Results – Crop Production Services" were applied to 2004 on a pro forma basis, the loss for the comparative quarter ended January 31, 2004 would increase by $6.6 million to $20.2 million ($0.45 basic and diluted loss per share).

Selected Quarterly Information

The following factor affects the comparability of the quarterly summary of financial data:

As outlined under "Consolidated Financial Results – Crop Production Services", the Company implemented a change in accounting estimate in 2005 that increases the first quarter deferral of gross profit from fertilizer sales, offset by increased recognition of gross profits from fertilizer sales in the Company's second and third quarters.

Selected Quarterly Financial Information
For the quarters ended
($millions - except per share amounts)

		2005		2004		2003
Sales and revenue from services						
January 31	**$**	**548.1**	$	651.0	$	524.7
April 30				638.1		518.8
July 31				1,146.6		1,030.8
October 31				612.4		653.9
Net income (loss) from continuing operations						
January 31	**$**	**(19.5)**	$	(13.6)	$	(20.5)
April 30				(17.7)		(23.9)
July 31				41.8		44.1
October 31				(24.2)		(18.0)
Basic earnings (loss) from continuing operations per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.46)
April 30				(0.40)		(0.53)
July 31				0.92		0.97
October 31				(0.54)		(0.40)
Diluted earnings (loss) from continuing operations per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.46)
April 30				(0.40)		(0.53)
July 31				0.72		0.75
October 31				(0.54)		(0.40)
Net income (loss)						
January 31	**$**	**(19.5)**	$	(13.6)	$	(20.2)
April 30				(17.7)		(22.9)
July 31				41.8		44.0
October 31				(24.2)		(6.4)
Basic earnings (loss) per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.45)
April 30				(0.40)		(0.51)
July 31				0.92		0.97
October 31				(0.54)		(0.15)
Diluted earnings (loss) per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.45)
April 30				(0.40)		(0.51)
July 31				0.72		0.75
October 31				(0.54)		(0.15)



Other Matters

Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder Archer Daniels Midland Company and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $26.7 million for the quarter ended January 31, 2005 (2004 - $32 million) and total purchases from related parties over the same period were $8.9 million (2004 - $13.8 million). As at January 31, 2005, accounts receivable from and accounts payable to related parties totaled $2.7 million (2004 - $3.1 million) and $3.1 million (2004 - $4.5 million), respectively.

Accounting Policy Changes

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company has identified asset retirement obligations related to site restoration for certain property leases, however, these obligations are not material individually and in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly. Given the ARO balance approximates the previously established reclamation provision and that the retroactive income statement impact to date is not material, the Company has recognized Westco's adoption of Section 3110 prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million, consistent with the previous reclamation provision prior to the adoption of AROs.

Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities* ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. As a result, the adoption of this guideline had no material impact on the Company's consolidated financial statements for the quarter ended January 31, 2005.



Liquidity and Capital Resources

Debt Ratings

On December 23, 2004, Standard & Poor's ("S&P") updated its ratings on the Company in which it maintained its March 27, 2003 ratings concerning Senior Long-term Debt, Series 'A' and 'B' Notes and the Debentures.

	Senior Long-term Debt	Series 'A' & 'B' Notes	9% convertible unsecured subordinated debentures	Series 'A' Convertible Preferred Shares
Standard & Poor's [1]	BB		B+	na
Dominion Bond Rating Service Limited [2]	BB (low)	B (high)	na	Pfd-5 (high)

[1] As at December 23, 2004

[2] As at January 22, 2004

Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

		Payments Due by Period			
	Total	Less than 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term Debt	**$ 347,060**	$ 39,259	$ 136,292	$ 36,964	$ 134,545
9% convertible unsecured subordinated debentures	**105,000**	-	105,000	-	-
Reclamation provision	**18,485**	1,928	8,768	5,925	1,864
Other long-term obligations	**6,164**	-	1,164	-	5,000
	476,709	41,187	251,224	42,889	141,409
Other Contractual Obligations					
Operating leases	**47,260**	14,439	17,133	5,905	9,783
Purchase obligations [1]	**329,655**	313,909	13,691	2,055	-
	376,915	328,348	30,824	7,960	9,783
Total Contractual Obligations	**$ 853,624**	$ 369,535	$ 282,048	$ 50,849	$ 151,192

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

Pension Plan

At January 31, 2005, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with an aggregate surplus of $17.3 million and two defined benefit plans with an aggregate deficit of $8.6 million, which would result in the Company having two defined benefit plans. If OSFI were to decline the amalgamation application, the Company may be required to fund the defined benefit plan deficits over a period of five to 15 years. The Company reported a deferred pension asset of $13.6 million in Other Assets at January 31,



2005. The Company made $85,000 in cash contributions to the defined benefit plans and $706,000 in cash contributions to the defined contribution and multi-employer plans for the quarter ended January 31, 2005 (compared to the pension expense of $1.4 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

Outstanding credit of $193.7 million at January 31, 2005, advanced by a Canadian Schedule One chartered bank under AU Financial, increased from outstanding credit of $182.9 million at January 31, 2004, largely due to increased credit with "future due" dates. At the same time, credit over 90 days at January 31, 2005 has declined modestly to 4.5% of total outstanding receivables from 4.6% a year earlier. Over 89% of outstanding credit is related to the Company's highest credit rating categories, comparable to 92% the prior year.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule One chartered bank, to livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The Company has indemnified the bank for aggregate credit losses of $2.9 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

Securitization Arrangement

As at January 31, 2005, the Company had securitized $56.2 million of amounts it is entitled to receive in respect of CWB grain compared with $64 million at January 31, 2004. About $5.7 million of such receivables remained unsecuritized at January 31, 2005 compared with $2.4 million at January 31, 2004 due to timing.

Short-term Debt

The Company had about $23 million in Member and Employee Loans outstanding at January 31, 2005, a decrease of $888,000 from January 31, 2004 due to maturities and normal course redemptions (although largely unchanged from October 31, 2004).

Bank loans of $167.1 million at January 31, 2005 were $47.1 million lower compared to a year earlier as sources exceeded uses of cash. For the twelve months ended January 31, 2005, the Company generated cash flow of $136 million comprised of cash flow provided by operations of $35.9 million and a $100.1 million decrease in non-cash working capital. Over the same 12 month period, cash used in investing and financing activities of $88.9 million included $32.8 million in net capital expenditures and investments, $30.6 million in scheduled debt repayments net of advances, $6.5 million dividends paid, $4.5 million in deferred financing and other costs, a $13.2 million increase in cash on deposit, $888,000 of member and employee loan redemptions and $480,000 in debt assumed in a business acquisition.

Cash Flow Used in Operations

Cash flow used in operations of $15.1 million ($0.34 per share) for the quarter increased $10.3 million from cash flow used in operations of $4.8 million ($0.11 per share) for the same three months ended in 2004. Per share calculations add the pro rata effect of the preferred share dividend of $276,000 (2004 - $276,000) to cash flow used in operations. The decline in cash flow from operations results from a decline in EBITDA of $12.2 million, a $212,000 increase in current income taxes, offset by lower interest and securitization expenses of $1.5 million, and lower non-cash equity earnings from investments of $554,000.

If the change in accounting estimate described under "Consolidated Results – Crop Production Services" were applied to 2004 on a pro forma basis, the cash flow used in operations for the comparative quarter ended January 31, 2004 would increase by $10.3 million to $15.1 million ($0.34 per share).

Cash flow provided by operations of $35.9 million for the 12 months ended January 31, 2005 exceeded the $32.8 million invested in property, plant, equipment and other assets by $3.1 million. Principal repayments on long-term debt and shareholder dividends totaled $37.1 million over the same trailing twelve-month period.

Working Capital

The current ratio at January 31, 2005 was 1.17 to 1, a decline from 1.25 to 1 at the same date last year.

Working capital of $101 million at January 31, 2005 was $44 million lower than at January 31, 2004, the result of a $95.5 million decrease in non-cash working capital, an $8.4 million increase in the current portion of long-term debt and a $1.3 million decrease in the current portion of future taxes recoverable, offset by a $48 million decrease in short-term debt and a $13.2 million increase in cash and cash equivalents.

The $13.2 million increase in cash and cash equivalents compared to the same date last year represents a $23.8 million increase in the Company's consolidated share of cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venturers, offset by a $10.6 million decrease in the Company's cash on deposit.

The $95.5 million decrease in non-cash working capital reflects a $45.8 million decrease in accounts receivable (associated with increased financing of crop inputs receivables through AU Financial and livestock services receivables under Unifeed Financial), a $2.6 million decrease in prepaid expenses and a $51.5 million increase in accounts payable (including a $24.6 million increase in customer deposits related to deferred sales revenue), offset by a $4.4 million increase in inventories. Seed inventories increased by $13.1 million (reflecting higher stocks in store to meet higher levels of pre-season sales), crop nutrition inventories by $21.2 million (from higher purchase costs and increased stocks in store in expectation of higher spring sales) and other inventory by $166,000, offset by $21.7 million in reduced non-CWB grain inventories (primarily a result of lower grain prices) and an $8.4 million reduction in crop protection product inventory (due to reduced carry-out of inventory from 2004 and deferred purchasing for 2005).

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures for the quarter ended January 31, 2005 of $10.7 million were $2.3 million higher than the same three-month period last year. Individually large capital expenditures include $1.6 million for the expansion of the Carman Bean Plant, $1.6 million for three strategic grain storage expansion projects, $1.5 million for replacement of air filtration systems in Thunder Bay terminals and $1.8 million for nine fertilizer storage upgrade projects. The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2005.

Leverage

The Company's total funded debt (excluding the Debentures), net of cash, decreased to $473.6 million at January 31, 2005 from $565.4 million at the same date last year due to cash flow provided by operations and the reduction in non-cash working capital noted above.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital requirements, reflecting both underlying price volatility as well as increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest point at July 31, representing the Company's core non-seasonal level of working capital. Measured on a weighted average trailing twelve-month basis, the Company's leverage ratio of 44.4% for the period ended January 31, 2005 improved compared to a ratio of 45.5% and 45.3% for the twelve month periods ended January 31, 2004 and October 31, 2004, respectively.

The Company's ratio of net funded debt to net tangible assets at January 31, 2005 was 49.8% (2004 – 52.4%).



Market Capitalization

The market capitalization of the Company's 45,337,402 issued and outstanding Limited Voting Common Shares at March 7, 2005 was $399 million or $8.80 per share compared with the Company's book value of $9.88 per share[5] ($9.33 per share fully diluted) at January 31, 2005. The issued and outstanding Limited Voting Common Shares at March 7, 2005, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at March 7, 2005 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,337,402
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,385
Stock Options	895,519
	61,337,306

Outlook

Subsoil moisture levels at October 24, 2004 were between 80% and 100% of capacity across western Canada's arable land. On-farm surface water supplies at November 1, 2004 indicate that no water shortages are expected across western Canada. Across much of this same area, with the exception of areas in southern Alberta, precipitation levels from November 1, 2004 to March 4, 2005 have occurred at historical averages (85% to 115%) to slightly below historical averages (60% to 85%). Notwithstanding these favourable preliminary indicators for growing conditions in the 2005 season, grain production will also depend on receiving timely precipitation and normal "heat units" during 2005 (commencing about April).

Grain shipments through the balance of fiscal 2005 remain dependent upon several key drivers, namely: producer decisions to deliver their 2004 crop and the timing of that decision; timely and effective execution by the railways of grain movement to port terminals and other North American destinations over the next few months; and the execution of the CWB marketing program which is also tied to producer decisions on grain delivery. Producers' November and December grain deliveries were restrained by low commodity prices. Although deliveries have increased in recent weeks, the possibility of concentrated delivery decisions in the late spring and summer could strain the grain handling industry's capability to execute purchase and delivery to end-use customers. Effective execution by the railways during this time will also be critical.

Prepaid sales orders at January 31, 2005 increased by $24 million or 22% over January 31, 2004, primarily for seed and fertilizer. In addition to the potential for improved fertilizer and seed sales as evidenced by increased prepaid sales orders, a return to normal growing conditions through the spring of 2005 may lead to a recovery in crop nutrition and crop protection product sales and related services that declined in 2004 due to the unseasonably cold and wet conditions. High production levels around the world in 2004 continue to suppress prices for many commodities which may affect producer planting intentions in 2005, although the current supplies of many of the Company's canola, linola and wheat seed varieties are already fully subscribed. Soil nutrient levels remain significantly reduced following the 2004 growing season, which should

[5] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares, executive stock options and the Debentures had been fully converted.*



enhance demand for crop nutrients, absent unfavourable weather conditions. Despite an expected increase in demand for herbicides over the prior year, the application of crop protection products will be dictated, as always, by the progress of the 2005 growing season in June and early July.

As at January 31, 2005, the Company had processed $787 million of AU Financial credit applications for the 2005 growing season compared with $682 million in credit applications processed at the same point in 2004. Unifeed Financial approved its first credit applicants in February 2004 and has since grown to $32.4 million in approved credit. As at January 31, 2005, the Company had advanced $16.1 million in secured trade credit that may be eligible for credit under Unifeed Financial. The $13.6 million increase in drawn credit under Unifeed Financial is the primary reason for the $16.8 million reduction in secured trade credit financed by the Company directly. The Company expects to continue transferring eligible customers' credit programs to Unifeed Financial at the completion of the marketing of their current livestock program.

As a result of recent legal actions undertaken in the United States, U.S. proposals to relax its import restrictions on Canadian live cattle beginning March 7, 2005 have once again been delayed. In addition, Canadian hog producers are still subject to an anti dumping duty (recently revised from 14% to 10%) on hogs exported to the United States. The hog industry is awaiting a final determination in April on the continuation of this duty. Both trade actions are currently negative for beef and hog producers but the long-term effects are yet to be determined. However, Canadian livestock and poultry producers continue to benefit from reduced feed costs due to large feed grain supplies in western Canada.

After adjusting for the non-recurring property tax recovery of $4.5 million in fiscal 2004, the Company expects fiscal 2005 OG&A expenses to increase over fiscal 2004 consistent with the rate of inflation. The timing of expenses between quarters will continue to be affected by underlying operational activity (such as the timing of the spring sales season).

The Company has engaged a third party to assist in the marketing and sale of one of its Vancouver grain terminals pursuant to a consent agreement with the Commissioner of Competition. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is not expected to have a material impact on the Company's results from continuing operations.

Additional Information

Additional information relating to the Company, including the Company's 2004 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, labour disruptions, credit risk and foreign exchange risk. For a more detailed discussion of these risks and their potential impact, see the Company's 2004 AIF and the MD&A included on pages 18 to 33 of its 2004 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

As at January 31 (in thousands) *(Unaudited)*	2005	2004	October 31, 2004
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 63,572**	$ 50,399	$ 50,214
Accounts receivable (Note 6)	**130,745**	176,568	185,232
Inventories	**471,941**	467,562	383,914
Prepaid expenses	**23,416**	26,035	19,888
Future income taxes	**4,922**	5,996	6,801
	694,596	726,560	646,049
Property, Plant and Equipment	**660,955**	683,196	664,396
Other Assets	**50,403**	64,448	53,456
Goodwill	**28,903**	26,389	28,903
Intangible Assets	**16,502**	16,502	16,502
Future Income Taxes	**57,287**	42,543	40,316
	$ 1,508,646	$ 1,559,638	$ 1,449,622
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 10)	**$ 190,151**	$ 238,173	$ 132,121
Accounts payable and accrued expenses	**359,927**	309,136	326,706
Dividends payable	**1,360**	1,359	2,464
Current portion of long-term debt	**39,259**	30,887	39,189
Future income taxes	**2,894**	1,998	345
	593,591	581,553	500,825
Long-term Debt	**307,801**	346,741	322,065
Convertible Debentures	**105,000**	105,000	105,000
Other Long-term Liabilities	**36,604**	36,802	35,814
Future Income Taxes	**6,730**	4,705	6,527
Shareholders' Equity			
Share capital (Note 7)	**460,049**	460,532	459,957
Contributed surplus	**1,163**	642	1,044
Retained earnings (deficit)	**(2,292)**	23,663	18,390
	458,920	484,837	479,391
	$ 1,508,646	$ 1,559,638	$ 1,449,622

Consolidated Statements of Earnings and Retained Earnings

For the periods ended January 31 (in thousands, except per share amounts) *(Unaudited)*	Three Months 2005	Three Months 2004
Sales and revenue from services (Note 4)	$ **548,110**	$ 650,983
Gross profit and net revenue from services (Note 4)	**81,252**	80,872
Operating, general and administrative expenses (Note 4)	**(82,712)**	(70,136)
Earnings (losses) before the undernoted (Note 4)	**(1,460)**	10,736
Depreciation and amortization (Note 4)	**(15,534)**	(15,942)
	(16,994)	(5,206)
Gain (loss) on disposal of assets	**(5)**	75
Interest and securitization expenses	**(12,947)**	(14,473)
	(29,946)	(19,604)
Recovery of income taxes	**10,462**	5,978
Loss for the period	**(19,484)**	(13,626)
Retained earnings, beginning of period	**18,390**	38,648
Dividends	**(1,198)**	(1,359)
Retained earnings (deficit), end of period	$ **(2,292)**	$ 23,663
Basic and diluted loss per share (Note 1)	$ **(0.44)**	$ (0.31)



Consolidated Statements of Cash Flows

For the periods ended January 31 (in thousands)	*Three Months*	
(Unaudited)	**2005**	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Loss for the period	**$ (19,484)**	$ (13,626)
Adjustments for:		
Depreciation and amortization	**15,534**	15,942
Employee future benefits	**789**	740
Future income taxes	**(12,340)**	(7,644)
Equity earnings from investments, net of distributions	**(398)**	(952)
Stock-based compensation	**119**	-
Loss (gain) on disposal of assets	**5**	(75)
Other long-term liabilities	**656**	820
Cash flow used in operations	**(15,119)**	(4,795)
Changes in non-cash working capital	**(3,685)**	(35,611)
	(18,804)	(40,406)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property, plant and equipment expenditures	**(10,693)**	(8,371)
Proceeds from disposal of property, plant and equipment	**1,415**	867
Increase in other assets	**-**	(4,337)
	(9,278)	(11,841)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in bank and other loans	**58,030**	62,226
Proceeds from long-term debt	**301**	-
Long-term debt repayments	**(14,495)**	(10,371)
Deferred financing expenditures	**-**	(274)
Decrease in other long-term liabilities	**(24)**	(413)
Share capital issued	**92**	23
Dividends	**(2,464)**	(2,464)
	41,440	48,727
CHANGE IN CASH AND CASH EQUIVALENTS	**13,358**	(3,520)
Cash and cash equivalents at beginning of period	**50,214**	53,919
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 63,572**	$ 50,399
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments of interest	**$ (14,414)**	$ (15,684)
Cash payments of taxes	**$ (3,546)**	$ (2,651)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Three months ended January 31		2005			2004	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Loss for the period	**$ (19,484)**			$ (13,626)		
Less:						
Preferred share dividend	**(276)**			(276)		
Basic & diluted loss per share	**$ (19,760)**	**45,326**	**$ (0.44)**	$ (13,902)	45,313	$ (0.31)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings per share for three months ended January 31, 2005 and 2004 as the result would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2004 annual consolidated financial statements except as described in Note 8. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2004.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.



4. Segment Information

For the periods ended January 31 (in thousands) *(Unaudited)*	Three Months 2005	2004
SALES AND REVENUE FROM SERVICES		
Grain Handling	$ **410,745**	$ 532,582
Crop Production Services	**72,821**	60,509
Livestock Services	**69,835**	62,704
Financial Markets & Other Investments	**2,254**	2,892
	555,655	658,687
Less: Intersegment Sales*	**(7,545)**	(7,704)
	$ **548,110**	$ 650,983
GROSS PROFIT AND NET REVENUE FROM SERVICES		
Grain Handling	$ **51,892**	$ 46,459
Crop Production Services	**13,268**	20,927
Livestock Services	**13,838**	10,594
Financial Markets & Other Investments	**2,254**	2,892
	$ **81,252**	$ 80,872
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES		
Grain Handling	$ **(38,431)**	$ (30,749)
Crop Production Services	**(25,452)**	(21,963)
Livestock Services	**(8,767)**	(8,015)
Financial Markets & Other Investments	**(1,326)**	73
Corporate	**(8,736)**	(9,482)
	$ **(82,712)**	$ (70,136)
EBITDA		
Grain Handling	$ **13,461**	$ 15,710
Crop Production Services	**(12,184)**	(1,036)
Livestock Services	**5,071**	2,579
Financial Markets & Other Investments	**928**	2,965
Corporate	**(8,736)**	(9,482)
	$ **(1,460)**	$ 10,736
DEPRECIATION & AMORTIZATION		
Grain Handling	$ **(7,775)**	$ (7,972)
Crop Production Services	**(4,866)**	(4,990)
Livestock Services	**(1,058)**	(813)
Financial Markets & Other Investments	**(46)**	(20)
Corporate	**(1,789)**	(2,147)
	$ **(15,534)**	$ (15,942)
EBIT		
Grain Handling	$ **5,686**	$ 7,738
Crop Production Services	**(17,050)**	(6,026)
Livestock Services	**4,013**	1,766
Financial Markets & Other Investments	**882**	2,945
Corporate	**(10,525)**	(11,629)
	$ **(16,994)**	$ (5,206)
*INTERSEGMENT SALES		
Grain Handling	$ **(7,545)**	$ (7,676)
Crop Production Services	**-**	(28)
	$ **(7,545)**	$ (7,704)



5. Change in Accounting Estimate

In accordance with its existing accounting policy, the Company defers the recognition of gross profit from inter-company sales until product is sold to a third party. During 2005, the Company modified its method of estimating deferred gross profits on fertilizer products sold by its subsidiary, Western Cooperative Fertilizers Limited ("Westco"), to the Company and still held by the Company pending sale to third parties to more accurately reflect the amount of gross profit deferred and the timing of when the gross profit is realized. As a result, the amount of gross profit deferred for the quarter ended January 31, 2005 increased by $8.4 million to $14 million. Since the sale of fertilizer to third parties is substantively completed by the Company's third quarter ending July 31 following the spring sales season, the effect of the change in estimate is to decrease the recognition of gross profit in the first quarter and increase the recognition in the Company's second and third quarters.

6. Securitization

At January 31, 2005, grain held for the account of the CWB is reported net of securitized amounts of $56.2 million (2004 - $64 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at January 31, 2005 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	48,400
Proceeds from collections reinvested	$	7,764

The net cost of these transactions is included in interest and securitization expense in the Consolidated Statements of Earnings and Retained Earnings.

7. Share Capital

The issued and outstanding Limited Voting Common Shares with securities convertible into Limited Voting Common Shares are as follows:

As at January 31 *(Unaudited)*	**2005**	2004
Issued and outstanding Limited Voting Common Shares	**45,327,735**	45,312,720
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,387**	1,105,151
Stock options	**895,519**	565,752
	61,327,641	60,983,623

As at January 31, 2005, the Company had reserved a further 140,114 Limited Voting Common Shares (January 31, 2004 – 469,881) for granting under the Executive Stock Option Plan and 13,286 Limited Voting Common Shares (January 31, 2004 - 32,727) for granting under the Directors Share Compensation Plan.

At its Annual General Meeting on February 9, 2005, the Company's shareholders approved two resolutions increasing the number of Limited Voting Common Shares available for granting under the Executive Stock



Option Plan by 200,000 shares and the number of Limited Voting Common Shares available for granting under the Directors Share Compensation Plan by 100,000 shares.

Stock options outstanding at January 31, 2005 have a range of exercise prices from $7.64 to $11.50 and a weighted average life of 7.06 years.

For the three months ended January 31, 2005 (Unaudited)	Number of Options		Weighted Average Exercise Price
Outstanding at the beginning of the period	732,045	$	9.96
Granted	165,000		7.64
Forfeited	(1,526)		9.70
Outstanding at end of period	895,519	$	9.53
Exercisable at end of period	485,327	$	10.05

8. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from March 2005 to March 2006. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at January 31, 2005, the outstanding banking letters of credit were $104 million.

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a Canadian Schedule One chartered bank (as described in note 4 of the October 31, 2004 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at January 31, 2005, the Company has provided $3.1 million (2004 - $1.1 million) for actual and expected future losses.

   Under the terms of an agreement with a Schedule One chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at January 31, 2005, the Company had provided $136,000 for actual and expected future losses.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at January 31, 2005, the current outstanding balance of these guarantees was $4.1 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

9. Accounting Policy Changes

a) ***Asset Retirement Obligations*** – Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company identified asset retirement obligations related to site restoration for certain property leases, however, these obligations are not material individually and in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

   Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation (described in Note 11 to the 2004 annual financial statements) qualifies as an ARO and

has accounted for it accordingly. Given the ARO balance approximates the previously established reclamation provision and that the retroactive income statement impact to date is insignificant, the Company has recognized Westco's adoption of AROs prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million (previous reclamation provision recognized by the Company as of the same date was $18.1 million). As of January 31, 2005, the Company's proportionate share of the estimated undiscounted inflation-adjusted cash flows required to settle the obligation is $20.6 million, which is expected to be settled between 2005 and 2014. The total accretion expense included in the Company's first quarter results is $376,000.

b) ***Variable Interest Entities*** – Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities* ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements.

10. Subsequent Events

a) **Bank and Other Loans** – The Company extended its $425 million revolving credit facility, which matured February 28, 2005, to March 11, 2005 pending final completion of documentation with regard to a new facility maturing February 28, 2006. Apart from adding one bank to the syndicate and modifying the seasonal availability to $425 million between September 1, and December 31, $475 million between January 1 and May 31, and $300 million between June 1 and August 31, the financial terms and underlying security are consistent with those described in Note 8 to the October 31, 2004 annual consolidated financial statements.

b) **Guarantee** – On February 8, 2005, the Company issued an unsecured guarantee in support of financing provided to a wholly owned foreign subsidiary for a maximum of 2 billion Yen or approximately $24 million.

11. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.



Shareholder Information

For the periods ended January 31		Three Months		
Trading Activity *(on Toronto Stock Exchange)*		**2005**		2004
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$**	**9.05**	$	9.99
Low	**$**	**7.50**	$	8.03
Close	**$**	**8.46**	$	9.55
Volume		**1,665,082**		5,227,073
Preferred shares *(Symbol: AU.PR.A)*				
High	**$**	**14.60**	$	15.10
Low	**$**	**14.30**	$	13.80
Close	**$**	**14.60**	$	15.10
Volume		**32,183**		11,169
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$**	**130.00**	$	147.00
Low (per $100 principal)	**$**	**118.00**	$	130.00
Close (per $100 principal)	**$**	**125.00**	$	142.00
Volume	**$**	**3,321,000**	$	4,597,000

As at January 31 *(Unaudited)*				
Book value per share	**$**	**9.88**	$	10.45
Fully diluted book value per share	**$**	**9.33**	$	9.77

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares, executive stock options and the Debentures had been fully converted.